                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549


_________________________________________________________________


                          FORM 11-K

      FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
        AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934


_________________________________________________________________


(Mark one)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 [Fee Required]

            FOR FISCAL YEAR ENDED DECEMBER 31, 1993


                            or

[X]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [No fee required]

       For the transition period from ____________ to ____________


_________________________________________________________________

             COMMISSION FILE NUMBER   0-17605

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              YANKEE ENERGY SYSTEM, INC.
         401(k) EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     YANKEE ENERGY SYSTEM, INC.
                       599 Research Parkway
                        Meriden, CT  06450

                         YANKEE ENERGY SYSTEM, INC.
                  401(k) EMPLOYEE STOCK OWNERSHIP PLAN
                           TABLE OF CONTENTS


                                                             Page
Report of Independent Public Accountants                      1

Statements of Net Assets Available for Plan
  Benefits as of December 31, 1993 and 1992                   2

Statements of Changes in Net Assets Available
  for Plan Benefits for the Years Ended
  December 31, 1993 and 1992                                 4

Notes to Financial Statements                                6

Item 27d - Schedule of Reportable Transactions for the
  Year Ended December 31, 1993                              11

Item 27a - Schedule of Assets Held for Investment Purposes
  as of December 31, 1993                                   12


                 All schedules, except as set forth above,
               are omitted as not applicable or not required.

               [Letterhead of Arthur Andersen & Co. appears here}

                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the

   Yankee Energy System, Inc.
    401(k) Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Yankee Energy System, Inc. 401(k) Employee Stock Ownership Plan (the Plan) as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.


Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of reportable transactions and investments are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                          Arthur Andersen & Co.


Hartford, Connecticut
May 13, 1994

                                          -2-

                              YANKEE ENERGY SYSTEM, INC.
                       401(k) EMPLOYEE STOCK OWNERSHIP PLAN
                    STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                              AS OF DECEMBER 31, 1993

                                    Employee                        Fleet
                                    Contribution   Stock Company    Common Stock
                        GIC Fund    Fund           Match Fund       Mutual Fund
ASSETS:
 Cash                    $    1,109  $       49     $      237      $    32,340
 Short-term investments   3,436,493          31            246           23,931
 Mutual funds                 -             -             -           2,635,627
 GIC Pooled Funds         6,130,127         -             -                -
 Common stock                 -             -        3,157,467             -
 Employee contributions
   receivable                 -         132,133           -                -
 Accrued interest receivable 29,518         -             -                -
 Accounts receivable - other  -             -             -             140,000
                          ---------  ----------     ----------      -----------
 Total assets             9,597,247     132,213      3,157,950        2,831,898
                          ---------- ----------    -----------      -----------
LIABILITIES:
 Note payable-long term        -            -              -                -
 Note payable-current          -            -              -                -
 Accounts payable           167,952         -              -                -
                          ----------   ---------    -----------     -----------
 Total liabilities          167,952         -              -                -
                          ----------   ----------    -----------     -----------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS             $9,429,295   $  132,213     $3,157,950     $ 2,831,898
                          ==========   ==========     ==========      ==========

       The accompanying notes are an integral part of these financial statements

                             Northeast
                             Utilities
                             Stock      Employer        Stock Loan
                             Fund       Match Fund      Fund         1993 Total
ASSETS:
 Cash                        $       19 $        6      $        14  $    33,774
 Short-term investments         114,090          7           52,533    3,627,331
 Mutual funds                        -           -                -    2,635,627
 GIC Pooled Funds                    -           -                -    6,130,127
 Common stock                 3,993,006           -       3,773,215   10,923,688
 Employee contributions
   receivable                        -           -                -      132,133
 Accrued interest receivable         -           -                -       29,518
 Accounts receivable - other    924,725          -                -    1,064,725
                             ----------  ----------    -----------   -----------
 Total assets                 5,031,840          13       3,825,762   24,576,923
                              ---------- ----------    -----------   -----------
LIABILITIES:
                                < c>
 Note payable-long term              -           -       1,800,000     1,800,000
 Note payable-current                -           -         400,000       400,000
 Accounts payable               87,419           -               -       255,371
                              ---------- ----------    -----------   -----------
 Total liabilities              87,419           -       2,200,000     2,455,371
                              ---------- ----------    -----------   -----------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS                 $4,944,421 $       13     $1,625,762   $22,121,552
                              ========== ==========     ==========   ===========

       The accompanying notes are an integral part of these financial statements

                                  -3-

                           YANKEE ENERGY SYSTEM, INC.
                     401(k) EMPLOYEE STOCK OWNERSHIP PLAN
               STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             AS OF DECEMBER 31, 1992

                                     Employee                       Fleet
                                     Contribution   Stock Company   Common Stock
                         GIC Fund    Fund           Match Fund      Mutual Fund
ASSETS:
 Cash                    $       39  $     -        $     -         $      -
 Short-term investments     442,399          71         80,818              294
 Annuity contracts        2,900,619        -              -                -
 Mutual funds                  -           -              -           2,208,871
 GIC Pooled Funds         5,456,713        -              -                -
 Common stock                  -           -         2,010,690             -
 Employee contributions
   receivable                  -        108,437           -                -
 Accrued interest receivable 26,582          81            152                4
                         ----------    ----------  -----------       -----------
 Total assets             8,826,352     108,589      2,091,660        2,209,169
                         ----------    ----------  -----------        ----------
LIABILITIES:
 Note payable-long term        -            -              -                -
 Note payable-current          -            -              -                -
 Accounts payable           600,000         -            20,121             -
                         ----------    ----------    ----------      -----------
 Total liabilities          600,000         -            20,121             -
                         ----------    ----------   -----------      -----------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS            $8,226,352    $  108,589    $2,071,539     $ 2,209,169
                         ==========    ==========    ==========     ===========

       The accompanying notes are an integral part of these financial statements

                           Northeast
                           Utilities
                           Stock      Employer       Stock Loan
                           Fund       Match Fund     Fund            1992 Total
ASSETS:
 Cash                      $      254  $     -       $       557     $       850
 Short-term investments             4          8          57,249         580,843
 Annuity contracts                  -          -              -        2,900,619
 Mutual funds                       -          -              -        2,208,871
 GIC Pooled Funds                   -          -              -        5,456,713
 Common stock               5,300,689          -       3,620,940      10,932,319
 Employee contributions
   receivable                       -          -              -          108,437
 Accrued interest receivable        -          1              14          26,834
                           ----------  ----------    -----------     -----------
 Total assets               5,300,947          9       3,678,760      22,215,486
                           ----------  ----------    -----------     -----------
LIABILITIES:
 Note payable-long term            -           -       2,200,000       2,200,000
 Note payable-current              -           -         400,000         400,000
 Accounts payable                  -           -              -          620,121
                           ----------  ----------    -----------     -----------
 Total liabilities                 -           -       2,600,000       3,220,121
                           ----------  ----------     -----------     ----------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS             $5,300,947  $        9     $ 1,078,760     $18,995,365
                          ==========  ==========     ===========     ===========

      The accompanying notes are an integral part of these financial statements


                                          -4-
                                YANKEE ENERGY SYSTEM, INC.
                         401(k) EMPLOYEE STOCK OWNERSHIP PLAN
              STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                 AS OF DECEMBER 31, 1993

                                     Employee                       Fleet
                                     Contribution   Stock Company   Common Stock
                         GIC Fund    Fund           Match Fund      Mutual Fund
ADDITIONS:
 Employee contributions
   and rollovers          $   14,174  $1,420,083    $     -          $    11,957
 Employer contributions         -           -           303,485             -
 Interfund transfers in    1,215,155        -           685,043          575,013
 Earnings -
   Interest                  580,020         279          1,536              851
   Dividends                    -           -           116,635           77,864
   Realized ain                 -           -            23,164           32,617
   Unrealized gain (loss)       -           -           447,761           68,477
                          ----------   ----------    ----------      -----------
   Total additions         1,809,349   1,420,083      1,577,624          766,779
                          ----------   ----------    ----------      -----------
DEDUCTIONS:
 Interfund transfers out      88,101   1,396,738        400,000             -
 Benefit payments            518,305        -            91,213          144,050
 Interest expense               -           -              -                -
                          ----------  ----------     ----------      -----------
 Total deductions            606,406   1,396,738        491,213          144,050
                          ----------  ----------     ----------      -----------
 Net increase (decrease) in
   net assets available for
   plan benefits           1,202,943      23,624      1,086,411      $   622,729
NET ASSETS AVAILABLE FOR
PLAN AT BEGINNING OF YEAR  8,226,352     108,589      2,071,539        2,209,169
                          ----------  ----------     ----------      -----------
NET ASSETS AVAILABLE FOR
PLAN AT END OF YEAR       $9,429,295  $  132,213     $3,157,950      $ 2,831,898
                          ==========  ==========     ==========      ===========

   The accompanying notes are an integral part of these financial statements

                           Northeast
                           Utilities
                           Stock       Employer       Stock Loan
                           Fund        Match Fund     Fund            1993 Total
ADDITIONS:
 Employee contributions
   and rollovers          $     -     $     -         $     -        $ 1,446,214
 Employer contributions         -        147,794        227,507          678,786
 Interfund transfers in         -           -           400,000        2,875,211
 Earnings -
   Interest                       52          37             85          582,860
   Dividends                 347,412        -           207,600          749,511
   Realized gain             284,534        -                 9          340,324
   Unrealized gain (loss)   (648,087)       -           681,083          549,234
                           ----------  ----------     ----------      ----------
   Total additions           (16,089)    147,831      1,516,284        7,222,140
                           ----------  ----------     ----------      ----------
DEDUCTIONS:
 Interfund transfers out      157,502    147,827        685,043        2,875,211
 Benefit payments             182,935       -              -             936,503
 Interest expense                -          -           284,239          284,239
                           ---------- ----------     ----------      -----------
 Total deductions             340,437    147,827        969,282        4,095,953
                           ---------- ----------     ----------      -----------
 Net increase (decrease) in
   net assets available for
   plan benefits            (356,526)         4         547,002      $ 3,126,187

NET ASSETS AVAILABLE FOR
PLAN AT BEGINNING OF YEAR  5,300,947          9       1,078,760       18,995,365
                          ----------  ----------     ----------      -----------
NET ASSETS AVAILABLE FOR
PLAN AT END OF YEAR       $4,944,421  $       13     $1,625,762      $22,121,552
                          ==========  ==========     ==========      ===========

       The accompanying notes are an integral part of these financial statements

                                         -5-
                             YANKEE ENERGY SYSTEM, INC.
                        401(k) EMPLOYEE STOCK OWNERSHIP PLAN
             STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                              AS OF DECEMBER 31, 1992

                                     Employee                       Fleet
                                     Contribution   Stock Company   Common Stock
                         GIC Fund    Fund           Match Fund      Mutual Fund
ADDITIONS:
 Employee contributions
   and rollovers         $     7,546 $ 1,341,591     $     -         $    11,628
 Employer contributions         -            -          385,001             -
 Interfund transfers in    1,240,163         -          556,404          637,910
 Earnings -
   Interest                  705,360       1,037          1,272              626
   Dividends                    -           -            80,428           34,855
   Realized gain                -           -            10,223               46
   Unrealized gain (loss)       -           -           161,077          114,265
                           ---------- ----------     ----------      -----------
   Total additions         1,953,069   1,342,628      1,194,405          799,330
                           ---------- ----------     ----------      -----------
DEDUCTIONS:
 Interfund transfers out     132,085   1,338,906        400,000             -
 Benefit payments            289,266        -            23,313            9,368
 Interest expense                -          -               -               -
                           ---------- ----------     ----------      -----------
 Total deductions            421,351   1,338,906        423,313            9,368
                           ---------- ----------     ----------      -----------
 Net increase (decrease) in
   net assets available for
   plan benefits           1,531,718       3,722        771,092      $   789,962
NET ASSETS AVAILABLE FOR
PLAN AT BEGINNING OF YEAR  6,694,634     104,867      1,300,447        1,419,207
                          ----------  ----------    ----------      -----------
NET ASSETS AVAILABLE FOR
PLAN AT END OF YEAR       $8,226,352 $   108,589     $2,071,539      $ 2,209,169
                          ==========  ==========     ==========      ===========

       The accompanying notes are an integral part of these financial statements

                            Northeast
                            Utilities
                            Stock       Employer       Stock Loan
                            Fund        Match Fund     Fund           1993 Total
ADDITIONS:
 Employee contributions
   and rollovers           $     -     $     -         $     -       $ 1,360,765
 Employer contributions          -        139,857        163,978         688,836
 Interfund transfers in           461        -           400,000       2,834,938
 Earnings -
   Interest                        75          73             69         708,512
   Dividends                  350,027        -           229,056         694,366
   Realized gain              103,741        -               -           114,010
   Unrealized gain (loss)     469,421        -           396,016       1,140,779
                           ----------  ----------     ----------     -----------
   Total additions          923,725     139,930      1,189,119       7,542,206
                           ----------  ----------     ----------     -----------
DEDUCTIONS:
 Interfund transfers out     259,129     148,427        556,391        2,834,938
 Benefit payments            132,046        -             -              453,993
 Interest expense               -           -           236,894          236,894
                          ---------- ----------     ----------      -----------
 Total deductions            391,175     148,427        793,285        3,525,825
                          ---------- ----------     ----------      -----------
 Net increase (decrease) in
   net assets available for
   plan benefits             532,550      (8,497)       395,894        4,016,381

NET ASSETS AVAILABLE FOR
PLAN AT BEGINNING OF YEAR  4,768,397       8,506        682,926       14,978,984
                          ----------  ----------     ----------      -----------
NET ASSETS AVAILABLE FOR
PLAN AT END OF YEAR       $5,300,947  $        9     $1,078,760      $18,995,365
                          ==========  ==========     ==========      ===========

      The accompanying notes are an integral part of these financial statements

                      YANKEE ENERGY SYSTEM, INC.
                 401(k) EMPLOYEE STOCK OWNERSHIP PLAN
                     NOTES TO FINANCIAL STATEMENTS
                      DECEMBER 31, 1993 AND 1992

1. Establishment of The Plan:

The Yankee Energy System, Inc. 401(k) Employee Stock Ownership Plan (the Plan) was established and effective on July 1, 1989 (the effective date) following the divestiture of the gas business of the Connecticut Light and Power Company (CL&P), a wholly owned subsidiary of Northeast Utilities (NU) and the related creation of Yankee Energy System, Inc. (YES). Each transferred gas employee participating in the Northeast Utilities Tax Reduction Act Employee Stock Ownership Plan (TRAESOP), Payroll Based Employee Stock Ownership Plan (PAYSOP) or Supplemental Retirement Savings Plan became a participant in the Plan effective July 1, 1989. Participant account balances and $7,203,056 in assets were transferred to the Plan on the effective date. The assets were comprised of NU common stock and cash.

2. Plan Description:

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a 401(k) Employee Stock Ownership Plan established to provide benefits to eligible employees. Participation in the Plan is voluntary. Union-employees become eligible to participate on the first day of the month following the completion of one year of service. Non-union employees become eligible to participate on the first day of the month following the completion of six months of service.

The Plan consists of eight funds as follows:

     Guaranteed Investment Contract (GIC) -
Available for conservative investment in fixed rate investment contracts with a small balance in money market funds.

     Employee Contribution Fund -
Holding account for employee contributions prior to investment.

     Stock Company Match Fund -
Holding account for employer non-union matching contribution.

     Fleet Common Stock Mutual Fund -
Available for investment in mutual funds.

     Northeast Utilities Stock Fund -
Account maintains Northeast Utilities stock belonging to transferred CL&P and Northeast Utilities Service Company
(NUSCO) employees formerly participating in the NU Supplemental
Retirement Savings Plan.

     Employer Match Fund -
Holding account for employer union matching contribution.

     Stock Loan Fund -
Account maintains unallocated Company shares acquired with the proceeds of note payable.

Participants contribute between 1% and 10% of compensation subject to limitations set forth by the Plan. Investment of employee contributions in the various funds is at the employees' discretion. YES matches 100% of non-union employee pre-tax contributions each month up to 3% of compensation and 50% of union employee pre-tax contributions each month up to 5% of compensation.

Unless a participant elects otherwise, benefit distributions are made in lump sum not later than sixty days following the end of the Plan year following the later of the participant's 65th birthday, the 10th anniversary of the date on which participation commenced or the termination of employment. In the event of the death of a participant prior to distribution, benefits will be paid to a designated beneficiary in a lump sum. Distribution will commence not later than 90 days following the Plan year end in which the participant attains age 70 and one half years.


Non-union employees become 100% vested upon commencing participation in the Plan. Union employees shall at all times be fully vested in employee contributions and will vest in the employer contributions in accordance with the following schedule:

     Years of Service           Vesting %
          1                         20%
          2                         40%
          3                         60%
          4                         80%
          5 or more                100%

The account balances of union employees, as of June 3, 1989, formerly participating in the NU Supplemental Retirement Savings
Plan and NU TRAESOP and PAYSOP became fully vested on July 1, 1989.

Not withstanding the foregoing, union participants shall be fully vested in employer contributions upon reaching age 65 or in the event of death or total disability. Any union employee forfeitures will be used to reduce future employer contributions.

3. Summary of Significant Accounting Policies:

     Basis of accounting -
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Negative cash balances have been reclassified to accounts payable in the accompanying financial statements.

     Administrative Expenses -
Per section 19.09 of the Plan all administrative expenses of the Plan are paid from the Plan assets unless paid by the Company.
Administrative expenses of approximately $37,000 and $14,000 were paid by the Company in 1993 and 1992, respectively.

     Valuation of Investments -
The Plan's investments are stated at fair value. Securities traded on the national securities exchange are valued at the last reported sales price on the last business day of the plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the last reported bid price. Guaranteed investment contracts are valued at contract value.

Transactions within all funds are executed by the Plan trustee.
The accompanying Schedule of Investments reflects valuations as of December 31, 1993.

     Reclassifications -
Certain prior year amounts have been classified to conform with current year classifications.

4. Investments:

The fair market value of individual investments that represent 5%
or more of the Plan's total net assets as of December 31, 1993 and 1992 are as follows:


                                            1993           1992
Yankee Energy System, Inc. common stock   $6,930,682   $5,631,630
Northeast Utilities common stock           3,993,006    5,300,689
Mutual Funds-Galaxy Equity Growth Class H  2,635,627    2,208,871
Galaxy GIC Pooled Fund                     6,130,127    5,456,713
Fleet Short-term investment funds          3,627,331      580,843
Protective Life GIC, 8.10%,
  maturing 12/31/93                            -        2,900,619

5. Note Payable:

The Plan has secured a $4,000,000 loan from a commercial bank to Fleet Bank, N.A., the trustee, the proceeds of which were used to buy YES common stock for the Plan. YES has guaranteed the loan. The loan will be repaid over a ten year period ending July 1, 1999 at $400,000 per year plus interest at a rate of 10.38%. Employer non-union matching contributions are used to make annual principal payments. Interest is paid from the earnings of the stock loan fund. As the loan is paid down, an equivalent amount of YES stock, which serves as collateral, is released and allocated to participants.

6. Tax Status:

The Plan has received a favorable letter of determination from the Internal Revenue Service (IRS) stating that it qualifies as tax exempt under Section 501(a) of the Internal Revenue Code. The Company believes that the Plan continues to qualify and to operate as designed.

7. Termination of the Plan:

YES may suspend, terminate, or completely discontinue contributions under the Plan with respect to its employees subject to the provisions of ERISA relating to plan terminations.

Upon termination or partial termination of the Plan, the rights of all affected participants to their accounts to the date of such termination shall be fully vested to the extent funded.

8. Reconciliation to Form 5500:

As of December 31, 1993 and 1992, the Plan had approximately $194,158 and $662,799, respectively, of pending distributions to participants who elected to withdraw from the operation and earnings of the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in accordance with generally accepted accounting principles.

The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the year ended December 31, 1993:

                             Benefits               Net Assets
                             Payable to   Benefits  Available for
                             Participants Paid      Plan Benefits
Per financial statements     $   -        $ 936,503 $22,121,552
Accrued benefit payments       194,158      194,158   (194,158)
Reversal of 1992 accrual
for benefit payments             -        (662,799)      -
                             ---------    --------- -----------
Per Form 5500                $ 194,158     $467,862 $21,927,394
                             =========    ========= ===========

9. Subsequent Event:

Effective January 1, 1994, the Plan was amended to permit Plan participants to direct the investment of their employee contributions, or a portion thereof, into Yankee Energy System, Inc. common stock.

                               -11-

                 YANKEE ENERGY SYSTEM, INC.
             401(k) EMPLOYEE STOCK OWNERSHIP PLAN
         ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
            FOR THE YEAR ENDED DECEMBER 31, 1993

                                                                  Purchases
                                                 -------------------------------
                                                   Number of
                                                   Transactions     Cost
Fleet Institutional Money Market
   Deposit Account                                          7        $1,044,071
Fleet Short-Term Investment
    Fund                                                   41         4,785,403
Taxable Liquid Fund                                         7         1,993,916
Protective Life GIC                                        12           234,281
Galaxy GIC Pooled Fund                                     20         1,512,217

                                                             Sales
                                      ------------------------------------------
                                  Number of                  Selling
                                  Transactions  Cost         Price      Net Gain
Fleet Institutional Money Market
  Deposit Account                         7     $1,044,071   $1,044,071 $   -
Fleet Short-Term Investment Fund         24      1,564,827    1,564,827     -
Taxable Liquid Fund                       7      2,874,759    2,874,759     -
Protective Life GIC                       1      3,134,900    3,134,900     -
Galaxy GIC Pooled Fund                    -          -           -          -

Reportable transactions include:

(1) Individual transactions in excess of 5% of the market value of the Plan assets (as measured at December 31, 1992).

(2) Series of transactions involving securities of the same issue that, in the aggregate, exceed 5% of the market value of the Plan assets (as measured at December 31, 1992).

(3) Individual transaction or series of transactions with a person with whom a transaction in excess of 5% of the market value of the Plan assets (as measured at December 31, 1992) was made.

       The accompanying notes are an integral part of this schedule.

                               -12-
                       YANKEE ENERGY SYSTEM, INC.
                   401(K) EMPLOYEE STOCK OWNERSHIP PLAN
         ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                        AS OF DECEMBER 31, 1993


                                                 1993           1993
                                                 Cost           Market

Yankee Energy System, Inc. common stock          $ 4,309,042    $6,930,682
Northeast Utilities common stock                   2,895,725     3,993,006
                                                 -----------    ----------
Total common stock                                 7,204,767    10,923,688
                                                 -----------    ----------
Mutual funds - Galaxy
  Equity Growth Class H                           2,170,046      2,635,627
Galaxy GIC Pooled Fund                            6,130,127      6,130,127
Fleet Short-term investment funds                 3,627,331      3,627,331
                                                -----------     ----------
  Total investments                             $19,132,271     23,316,773
                                                ===========     ==========

          The accompanying notes are an integral part of this schedule

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Form 11-K has been signed below by the following persons in the capacities indicated.


Date                     Title                 Signature

June 28, 1994   Chairman, President &      /s/Philip T. Ashton
               Chief Executive Officer    -------------------
                                              Philip T. Ashton

June 28, 1994   Vice President,            /s/Michael E. Bielonko
               Treasurer & Chief          ----------------------
               Financial Officer             Michael E. Bielonko

June 28, 1994   Controller                 /s/Nicholas A. Rinaldi
                                           ----------------------
                                              Nicholas A. Rinaldi

June 28, 1994   Director                   ----------------------
                                             John K. Armstrong

June 28, 1994   Director                 /s/Eileen S. Kraus
                                           ----------------------
                                             Eileen S. Kraus

June 28, 1994   Director                  /s/Frederick M. Lowther
                                          -----------------------
                                             Frederick M. Lowther

June 28, 1994   Director                 /s/Thomas H. O'Brien
                                         -----------------------
                                           Thomas H. O'Brien

June 28, 1994   Director               /s/ Leonard  A. O'Connor
                                         -----------------------
                                             Leonard A. O'Connor

June 28, 1994   Director                /s/ Emery G. Olcott
                                        ------------------------
                                            Emery G. Olcott


June 28, 1994Director                  /s/Nicholas L. Trivisonno
                                       --------------------------
                                          Nicholas L. Trivisonno